UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                 JMC GROUP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   466218 10 4
                                 (CUSIP Number)

                               Mr. Thomas W. Smith
                               323 Railroad Avenue
                               Greenwich, CT 06830
                                 (203) 661-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  March 6, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  466218 10 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas W. Smith

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                     (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                             [   ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                         -0-
        NUMBER OF
                            ---- -----------------------------------------------
         SHARES               8  SHARED VOTING POWER

      BENEFICIALLY                     345,000

                            ---- -----------------------------------------------
     OWNED BY EACH            9  SOLE DISPOSITIVE POWER

       REPORTING                         -0-
                            ---- -----------------------------------------------
        PERSON               10  SHARED DISPOSITIVE POWER

         WITH                          345,000
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            345,000

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [   ]


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.56%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

CUSIP No.  466218 10 4

--------- ----------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Thomas N. Tryforos

--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [   ]
                                                                     (b) [ X ]

--------- ----------------------------------------------------------------------
   3      SEC USE ONLY


--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS

                   00 (Funds of Managed Accounts)

--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(e) OR 2(e)                                             [   ]

--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States

--------- ----------------------------------------------------------------------
                              7  SOLE VOTING POWER

                                         -0-
        NUMBER OF
                            ---- -----------------------------------------------
          SHARES              8  SHARED VOTING POWER

       BENEFICIALLY                    345,000

                            ---- -----------------------------------------------
      OWNED BY EACH           9  SOLE DISPOSITIVE POWER

        REPORTING                        -0-
                            ---- -----------------------------------------------
          PERSON             10  SHARED DISPOSITIVE POWER

           WITH                        345,000
------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            345,000

------- ------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [   ]


------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            5.56%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

            IN
------- ------------------------------------------------------------------------

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.01 par value (the "Common Stock") of JMC Group, Inc., a Delaware corporation whose principal executive offices are located at 9710 Scranton Road, Suite 100, San Diego, California 92121.


Item 2. Identity and Background.

     [Item 2 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) - (f) This statement is filed jointly by Thomas W. Smith and Thomas N. Tryforos (the "Reporting Persons"), each of whom is a private investment manager with a business address at 323 Railroad Avenue, Greenwich, Connecticut 06830. The filing of this statement shall not be deemed to be an admission that the Reporting Persons comprise a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor has either of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Reporting Persons is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

     [Item 3 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     An aggregate of $5,164,365 of the funds of the Managed Accounts (as hereinafter defined) were used to purchase the shares reported herein.


Item 4.  Purpose of Transaction.

     [Item 4 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     As set forth in Item 5, each of Mr. Smith and Mr. Tryforos beneficially own 345,000 shares of Common Stock in his capacity as investment manager for certain managed accounts (the "Managed Accounts"). The Managed Accounts consist of three private investment limited partnerships of which each of the Reporting Persons is a general partner. Each of the Reporting Persons has acquired beneficial ownership of the Managed Accounts' Shares for the purpose of achieving the investment policies of the Managed Accounts. Depending upon market conditions, evaluation of alternative investments, and such other factors as he may consider relevant, each of the Reporting Persons may purchase or sell shares of Common Stock for the Managed Accounts or other managed accounts or for his own account if appropriate opportunities to do so are available, on such terms and at such times as such Reporting Person considers desirable. Subject to the foregoing, neither of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions or events enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.


Item 5.  Interest in  Securities of the Issuer.

     [Item 5 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     (a) The aggregate number and percentage (based upon information included in the Form 10-Q filed by the issuer for the quarter ended September 30, 1996 that 6,218,898 shares of Common Stock were outstanding as of September 30, 1996) of shares of Common Stock beneficially owned by each of the Reporting Persons is as follows: Mr. Smith -- 345,000 shares (5.56%); Mr. Tryforos -- 345,000 shares (5.56%). All of such shares are held in the Managed Accounts.
     (b) Each of the Reporting Persons has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 345,000 shares of Common Stock.
     (c) During the 60 days preceding the date hereof, the Reporting Persons sold an aggregate of 190,000 shares of Common Stock on behalf of the Managed Accounts in open market transactions on the over-the-counter market as follows:



                          Number of Shares
Date of Purchase               Sold                        Price Per Share
----------------          ----------------                 ---------------
2/3/1997                      100,000                          $1.0594
3/6/1997                       75,000                          $1.2917
3/10/1997                      15,000                          $1.2500



     (d) The Managed Accounts have the right to receive dividends from, and the proceeds from the sale of, the Managed Accounts' Shares.

     (e) Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except as otherwise set forth in this statement, there are no contracts, arrangements, understandings or relationships between any of the Reporting Persons and any other person with respect to any securities of the issuer, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of the issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

     [Item 7 is hereby amended so that, as amended, it shall read in its entirety as follows:]

     Agreement relating to the joint filing of Statement on Schedule 13D dated March 6, 1997 as required by Rule 13d-1(f).



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 10, 1997

                                                  /s/ Thomas W. Smith
                                               ---------------------------
                                                      Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                               ---------------------------
                                                      Thomas N. Tryforos

                                  Exhibit Index



                                                                   Sequentially
     Document                                                     Numbered Page
     -------------------------------                             --------------

1.   Agreement relating to the joint                                      9
     filing of Statement on Schedule
     13D dated March 10, 1997 as
     required by Rule 13d-1(f).

                                                                      Exhibit 1


                             Joint Filing Agreement


     The undersigned agree that the foregoing Statement on Schedule 13D, dated March 10, 1997 is being filed with the Securities and Exchange Commission on behalf of each of the undersigned pursuant to Rule 13d-1(f).

Dated:  March 10, 1997

                                                  /s/ Thomas W. Smith
                                                -------------------------
                                                      Thomas W. Smith


                                                  /s/ Thomas N. Tryforos
                                                -------------------------
                                                      Thomas N. Tryforos